SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                Clearfield, Inc.
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                                (Name of Issuer)

                               Common Stock $0.01
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                         (Title of Class of Securities)

                                   18482P103
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                                 (CUSIP Number)

                               December 31, 2009
                               -----------------
            (Date of Event Which Requires Filing of this statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               ___ Rule 13d-1(b)

                               _X_ Rule 13d-1(c)

                               ___ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.   18482P103                    13G
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1    Names of Reporting Persons      I.R.S. Identification Nos. of Above Persons
                                     (Entities Only)
      Ronald G. Roth                 _________________

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2    Check the Appropriate Box if a Member of a Group (See Instructions)
      [ ](a)
      [ ](b)

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3    SEC Use Only

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4    Citizenship or Place of Organization
      Minnesota USA

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  Number of        5      Sole Voting Power
                           798,990
   Shares
                          ------------------------------------------------------
Beneficially       6      Shared Voting Power
                           156,760
  Owned by
                          ------------------------------------------------------
    Each           7      Sole Dispositive Power
                           798,990
  Reporting
                          ------------------------------------------------------
   Person          8      Shared Dispositive Power
                           156,760

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9    Aggregate Amount Beneficially Owned by Each Reporting Person
      955,750

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10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares ____
     (See Instructions)

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11   Percent of Class Represented by Amount in Row (9)
      8.0%

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12   Type of Reporting Person (See Instructions)
      IN

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

Item 1(a)    Name of Issuer:
              Clearfield, Inc.


Item 1(b)    Address of Issuer's Principal Executive Offices:
              5480 Nathan Lane North, Suite 120, Plymouth, MN  55442


Item 2(a)    Name of Person Filing:
              Ronald G. Roth


Item 2(b)    Address of Principal Business Office or, if None, Residence:
              5480 Nathan Lane North, Suite 120, Plymouth, MN  55442


Item 2(c)    Citizenship:
              Minnesota, USA


Item 2(d)    Title of Class of Securities:
              Common Stock, $0.01 par value


Item 2(e)    CUSIP Number:
              18482P103


Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

             (a) ___Broker or dealer registered under Section 15 of the Exchange Act,

             (b) ___Bank as defined in Section 3(a)(6) of the Exchange Act,

             (c) ___Insurance company as defined in Section 3(a)(19) of the Exchange Act,

             (d) ___Investment Company registered under Section 8 of the Investment Company Act,

             (e) ___An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E),

             (f) ___An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

             (g) ___A parent holding Company, or control person in accordance with Rule 13d-1(b)(ii)(G),

             (h) ___A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

             (i) ___A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

             (j) ___Group, in accordance with Rule 13d-1(b)(ii)(J).

Item 4.  Ownership.

          (a) Amount Beneficially Owned: 955,750 which consists of 768,990 shares owned individually by the reporting person as of December 31, 2009 and option to purchase 30,000 shares exercisable at December 2009 or within 60 days and.156,760 shares owned by spouse.

          (b) Percent of Class: 8.0% based on 11,978,831 shares of the Issuer's common stock outstanding on December 17, 2009 as reported in the Issuer's Form 10-K for the year ended September 30, 2009 and including all 955,750 shares that could be deemed to be beneficially owned by Mr. Roth.

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote: 798,990

               (ii)  Shared power to vote or direct the vote: 156,760

               (iii) Sole power to dispose or direct the disposition of:
                     798,990

               (iv) Shared power to dispose or to direct the disposition of: 156,760

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such persons should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act if 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fun is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group.

     If a group has filed its schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13(d)-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

Item 10. Certification.

     By signing below, I certify, that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                         February 5, 2010
                                         (Date)


                                         /S/ Ronald G. Roth
                                       -----------------------------------------
                                         (Signature)

                                         Ronald G. Roth, Individual Stockholder
                                         (Name and Title)